April 24, 2020

William Drury
President and Treasurer
Hub Deals Corp.
200 Rector Place, Suite 17F
New York, New York 10280

       Re: Hub Deals Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed April 10, 2020
           File No. 333-236684

Dear Mr. Drury:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Form S-1 Amendment No. 1 filed on April 10, 2020

Description of Business, page 23

1. We note your revisions in response to our prior comment 4 and your disclaimer that your website is not included as part of your prospectus. However, we note from your website your process for a person to bid on a item and the large spectrum of products that you are offering for sale. Please augment your discussion to describe each category of products you are offering and any differences in how you would promote and sell those different categories of products (e.g., fine art versus real estate). Please also provide details on the process by which a person would bid on and purchase a luxury product using your system, and how you will generate income from the sale of each category of products on your site. We also note that you include real estate on your website; please disclose whether
 William Drury
Hub Deals Corp.
April 24, 2020
Page 2
         the company or your chief executive officer is a registered real estate broker or advise on how your real estate sale process works given the regulations of the real estate industry that are not applicable to the sale of luxury products.
2.       We note your revisions to your disclosure in response to prior comment
6. Please expand
         your disclosure to include a brief discussion of any process by which you authenticate and appraise the luxury goods that you purchase to resell on your site or that you agree to offer on your site on behalf of a current owner, or state that you have no such process. Please also clarify whether you provide potential buyers with any assurances regarding the authenticity and value of the products offered on your site.
3. It appears that you will offer for sale on your website products that are currently owned by private owners, as well as products that you purchase from private owners and seek to resell. If true, please revise your disclosure to clarify that this is the case. In addition, please disclose the process by which you identify products to be offered on your site, the material terms of your agreements to sell products that are currently owned by others, and the process by which you identify, appraise and purchase products for resale by the company. Please also revise your disclosure to describe how your marketing efforts that target potential buyers will differ from your marketing efforts that target potential sellers.
         Further, please describe any fees or commissions that the parties to any auction, including the company in its roles as seller and/or intermediary broker, will pay or collect.
Other Expenses of Issuance and Distribution, page 34

4. Please include your legal fees of $15,000 in your expense chart, or tell us why that is unnecessary. Please see Item 511 of Regulation S-K.
        You may contact Suying Li, Staff Accountant at 202-551-3335 or Doug Jones, Staff
Accountant at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-551-3342 or Lilyanna Peyser, Special Counsel at 202-551-3222 with any other questions.



FirstName LastNameWilliam Drury                                 Sincerely,
Comapany NameHub Deals Corp.
                                                                Division of
Corporation Finance
April 24, 2020 Page 2                                           Office of Trade
& Services
FirstName LastName